NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

3628

February 26, 2009

09045646

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated February 26, 2009</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

SEC
Mail Processing
Section
MAR 19 2009
Washington, DC
105

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **FEBRUARY 26, 2009**

News Release: **09-02** Trading Symbol: TSX Venture-**NAI**

SEC Mail Processing Section
MAR 1 9 2009
Washington, DC
105

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI TO SHOWCASE HIGH GRADE GOLD AT PDAC IN TORONTO MARCH 1-4

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to invite the public to visit our booth (# 2631) at the Prospectors and Developers Association of Canada Mining Conference (PDAC) being held in Toronto from March 1st to 4th at the Metro Toronto Convention Center, South Building.

In addition, Northern Abitibi will have a core shack display on Tuesday March 3rd from 9 am to 5 pm, and Wednesday March 4th from 9 am to 12 noon (Session B). The core shack display will be located on Level 700 of the Metro Toronto Convention Center, South Building, adjacent to the technical sessions. The display will feature high grade gold intercepts from the Viking project, Newfoundland.

We invite you to stop by and visit our booth and core display, meet our management team, and discuss our aggressive exploration plans for 2009.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **FEBRUARY 26, 2009**

News Release: **09-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI TO SHOWCASE HIGH GRADE GOLD AT PDAC IN TORONTO MARCH 1-4

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to invite the public to visit our booth (# 2631) at the Prospectors and Developers Association of Canada Mining Conference (PDAC) being held in Toronto from March 1st to 4th at the Metro Toronto Convention Center, South Building.

In addition, Northern Abitibi will have a core shack display on Tuesday March 3rd from 9 am to 5 pm, and Wednesday March 4th from 9 am to 12 noon (Session B). The core shack display will be located on Level 700 of the Metro Toronto Convention Center, South Building, adjacent to the technical sessions. The display will feature high grade gold intercepts from the Viking project, Newfoundland.

We invite you to stop by and visit our booth and core display, meet our management team, and discuss our aggressive exploration plans for 2009.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **FEBRUARY 26, 2009**

News Release: **09-02** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI TO SHOWCASE HIGH GRADE GOLD AT PDAC IN TORONTO MARCH 1-4

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to invite the public to visit our booth (# 2631) at the Prospectors and Developers Association of Canada Mining Conference (PDAC) being held in Toronto from March 1st to 4th at the Metro Toronto Convention Center, South Building.

In addition, Northern Abitibi will have a core shack display on Tuesday March 3rd from 9 am to 5 pm, and Wednesday March 4th from 9 am to 12 noon (Session B). The core shack display will be located on Level 700 of the Metro Toronto Convention Center, South Building, adjacent to the technical sessions. The display will feature high grade gold intercepts from the Viking project, Newfoundland.

We invite you to stop by and visit our booth and core display, meet our management team, and discuss our aggressive exploration plans for 2009.

The Viking Property
The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.